Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 2 to the Registration Statement on Form S-3 of our reports dated March 18, 2013 relating to the financial statements and financial statement schedule of Kopin Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the sale of the III-V product line, including its investment in subsidiary, Kopin Taiwanese Corporation on January 16, 2013) and the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Kopin Corporation for the year ended December 29, 2012, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Amendment No. 2 to the Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

November 5, 2013